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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing
MAR 0 2 2023
Washington, DC

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

SEC FILE NUMBER 8-29124

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Meridian Investments, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

35 Braintree Hill Office Park
(No. and Street)

| Braintree | MA | 02184 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Kimberly Payne | 617 249-1002 | kpayne@meridianinvestments.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Marcum LLP
(Name – if individual, state last, first, and middle name)

| 53 State Street | Boston | MA | 02109 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

**OATH OR AFFIRMATION**

I, Jeremiah McDermott, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Meridian Investments, Inc., as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

[signature]

Notary Public

Noreen M. Kelly
Notary Public, Commonwealth of Massachusetts
My Commission Expires May 22, 2026

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

**MERIDIAN INVESTMENTS, INC.**

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

For the Year Ended December 31, 2022

**MERIDIAN INVESTMENTS, INC.**
TABLE OF CONTENTS
For the Year Ended December 31, 2022

**MERIDIAN INVESTMENTS, INC.**

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

MARCUM
ACCOUNTANTS ▲ ADVISORS

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Meridian Investment Inc.

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Meridian Investments, Inc. (the "Company") as of December 31, 2022, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



Marcum LLP ▪ 53 State St ▪ 17th Floor ▪ Boston, MA 02109 ▪ Phone 617.807.5000 ▪ www.marcumllp.com

## Supplemental Information

Schedule I: Computation of Net Capital Under Rule 15c3-1, Schedule II: Computation for Determination of Reserve Requirements Under Rule 15c3-3, and Schedule III: Information for Possession or Control Requirements Under Rule 15c3-3 (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2018.

Marcum LLP

Boston, Massachusetts
March 1, 2023

**MERIDIAN INVESTMENTS, INC.**

AUDITED FINANCIAL STATEMENTS

**MERIDIAN INVESTMENTS INC.**
STATEMENT OF FINANCIAL CONDITION
December 31, 2022

## ASSETS

| | | |
|---|---|---|
| Cash | $ | 2,006,609 |
| Prepaid expenses | | 28,854 |
| Due from related party | | 163,633 |
| Operating lease right of use asset | | 180,034 |
| Property and equipment, net | | 45,024 |
| Deposits | | 24,466 |
| Total assets | $ | 2,448,620 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | | |
|---|---|---|
| Accrued liabilities | $ | 38,272 |
| Operating lease liability | | 227,731 |
| Total liabilities | | 266,003 |
| Stockholders' equity | | |
| Common stock, 12,500, no par, shares authorized, 1,250 issued and outstanding | | 162,783 |
| Additional paid-in capital | | (8,943,784) |
| Retained earnings | | 10,963,618 |
| | | 2,182,617 |
| Total liabilities and stockholders' equity | $ | 2,448,620 |

The accompanying notes are an integral part of these financial statements.

**MERIDIAN INVESTMENTS, INC.**
STATEMENT OF INCOME
For the Year Ended December 31, 2022

| | | |
|---|---|---|
| Revenue | | |
| Placement fees | $ | 8,687,543 |
| | | |
| Expenses | | |
| Salaries and wages - brokers | | 4,377,958 |
| Other operating expenses | | |
| Computer supplies and expense | | 79,091 |
| Depreciation | | 15,034 |
| Dues and subscriptions | | 131,013 |
| Education and training | | 54,303 |
| Employee benefits | | 315,452 |
| Filing fees | | 52,230 |
| Insurance | | 36,824 |
| Legal and accounting | | 12,025 |
| Office supplies and expense | | 27,376 |
| Qualified retirement plan match | | 78,347 |
| Postage and delivery | | 12,561 |
| Professional fees | | 223,072 |
| Rent expense | | 174,717 |
| Salaries and wages - administrative | | 10,174 |
| Taxes - payroll | | 170,634 |
| Taxes - other | | 78,292 |
| Telephone | | 39,763 |
| Travel, meals and entertainment | | 527,289 |
| Total expenses | | 6,416,155 |
| | | |
| Income from operations | | 2,271,388 |
| | | |
| Other income (expense) | | |
| Interest income | | 2,084 |
| Other expense | | (1,808) |
| Donations | | (50,182) |
| | | |
| Total other expense | | (49,906) |
| | | |
| Net income before provision for state income taxes | $ | 2,221,482 |
| | | |
| Provision for state income taxes | | 131,250 |
| | | |
| Net income | $ | 2,090,232 |

The accompanying notes are an integral part of these financial statements.

**MERIDIAN INVESTMENTS, INC.**
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2022

| | Common stock | | Additional Paid-In | Retained | |
|---|---|---|---|---|---|
| | Shares | No par value | Capital | Earnings | Total |
| Balance, January 1, 2022 | 1,250 | $ 162,783 | $ (7,743,784) | $ 8,873,386 | $ 1,292,385 |
| Stockholders' distribution | - | - | (1,200,000) | - | (1,200,000) |
| Net income | - | - | - | 2,090,232 | 2,090,232 |
| Balance, December 31, 2022 | 1,250 | $ 162,783 | $ (8,943,784) | $ 10,963,618 | $ 2,182,617 |

The accompanying notes are an integral part of these financial statements.

**MERIDIAN INVESTMENTS, INC.**
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2022

| | | |
|---|---|---|
| **Cash flows from operating activities** | | |
| Net income | $ | 2,090,232 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Depreciation | | 15,034 |
| Right of use asset amortization | | 117,111 |
| Accrued interest income, related party | | (2,084) |
| Changes in operating assets and liabilities: | | |
| Prepaid expenses | | 1,481 |
| Due from related party | | (12,677) |
| Deposits | | (2,599) |
| Operating lease liabilities | | (118,979) |
| State income tax payable | | (73,415) |
| Accrued liabilities | | (62,445) |
| Net cash provided by operating activities | | 1,951,658 |
| **Cash flows used in investing activities** | | |
| Purchases of property and equipment | | (5,675) |
| Stockholders' distribution | | (1,200,000) |
| Net cash used in investing activities | | (1,205,675) |
| Net increase in cash | | 745,983 |
| Cash - beginning of year | | 1,260,626 |
| Cash - end of year | $ | 2,006,609 |

The accompanying notes are an integral part of these financial statements.

**MERIDIAN INVESTMENTS, INC.**

NOTES TO THE FINANCIAL STATEMENTS
For the Year Ended December 31, 2022

**Note 1 – Nature of Business**

Meridian Investments, Inc. (the "Company") is a privately held Massachusetts corporation formed in December 1981 with office locations in Massachusetts, Maryland, Kentucky, Florida and Illinois. Meridian is a broker-dealer firm, registered with the Securities and Exchange Commission ("SEC") and securities regulatory commissions in various states and Washington D.C. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SPIC"). Meridian is primarily involved in placing tax-advantaged investment opportunities for its corporate clients, related to affordable housing, alternative energy and renewable energy projects. When used in these notes, the terms "Company," "Meridian," "MII," "our," "ours," "we," or "us" are intended to mean Meridian Investments, Inc.

On January 1, 2023, the Company dissolved its corporate existence in Massachusetts and changed its incorporation to Maryland.

**Note 2 – Summary of Significant Accounting Policies**

*A. Basis of Presentation*
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles ("GAAP").

*B. Use of Estimates*
The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*C. Revenue Recognition*
The Company recognizes revenue in accordance with ASC Topic 606, *Revenue from Contracts with Customer*. The authoritative guidance provides a five–step analysis of transactions to determine when and how revenue is recognized. The five steps are: (i) identify the contract with the customer; (ii) identify the performance obligation in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligation; and (v) recognize revenue when or as each performance obligation is satisfied.

All revenues are generated through placement fees earned by the Company in raising capital from investors for various types of investment vehicles. The recognition and measurement of revenue is based on an assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time, how to allocate transaction prices where multiple performance obligations are identified, when to recognize revenue based on the appropriate measure of the Company's progress under the contract, and whether constraints on variable consideration should be applied to future events. Costs of contracts are recognized in expense at the time the related revenues are recorded. In the event that transactions are not completed, and the securities are not issued, the Company immediately expenses those costs. The following discussion describes the nature, timing and uncertainty of revenues and cash flows arising from the Company's contracts with customers.

*D. Placement Fees*
The Company's primary performance obligation typically consists of raising capital from investors for various types of investment vehicles, all of which represent one performance obligation under the contract with the customer which is met upon completion or closing of the capital raise. The transaction price for placement fees is defined in each contract and is a fixed percentage of the capital raised from investors.

**Note 2 – Summary of Significant Accounting Policies (Continued)**

*E. Allowance for Credit Losses*
The company follows the Financial Accounting Standard Board's ("FASB") Accounting Standard Update ("ASU") 2016-13, Financial Instrument – Credit Losses: Measurement of Credit Losses on Financial Instruments. This guidance requires entities to use a current expected credit loss impairment model based on expected losses rather than incurred losses. Under this model, an entity would recognize an impairment allowance equal to its current estimate of all contractual cash flow that the entity does not expect to collect from financial assets measured at amortized cost within the scope of the standard. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. Management does not believe that an allowance is required as of December 31, 2022.

*F. Expense Recognition*
Operating expenses are recognized as incurred.

*G. Property and Equipment*
Property, equipment and leasehold improvements are stated at cost. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance, and repairs are charged to expense as incurred. When property, equipment and leasehold improvements are retired or otherwise disposed, the cost and accumulated depreciation are removed from the accounts and the resulting gain or loss is included in the results of operations for the respective period. Depreciation of property, equipment and leasehold improvements is calculated on a straight-line basis over the estimated useful lives of the assets, which range from two to seven years. Leasehold improvements are amortized over the shorter of their estimated useful life or the terms of the related leases.

*H. Income Taxes*
The Company has elected under the Internal Revenue Code to be taxed as an S Corporation. In lieu of federal income taxes, the stockholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Accordingly, no provision or liability for federal income taxes has been included in these financial statements.

A provision for state income taxes is required in those states that do not recognize the pass-through of income and losses under Subchapter S status. Massachusetts, although recognizing the pass-through nature of income or losses to stockholders, imposes an additional 1.93% tax on net income of companies with revenues in excess of $6 million. The Company had $8,687,543 in total revenues in 2022; therefore, a state tax liability was calculated in the amount of $44,698. Estimated state tax payments in the amount of $87,850 were made in 2022 therefore no additional liability was recorded.

During the year ended December 31, 2021, Massachusetts enacted a pass-through entity tax, ("PTE Tax"), to allow a pass-through entity to pay a 5% excise tax on its taxable income. The owners of the pass-through entity are then entitled to a refundable credit against their personal income tax equal to 90% of their share of the PTE Tax paid. The Company, incurred $131,250 in PTE Tax expense for the year ended December 31, 2022.

The Company evaluates all significant tax positions. As of December 31, 2022, the Company does not believe that it has taken any material tax positions that would require recording of any additional tax liability, nor does it believe that there are any unrealized tax benefits that would either increase or decrease within next twelve months.

The Company's income tax returns are subject to examination by the appropriate taxing jurisdiction; however, there are no examinations in process.

**Note 2 – Summary of Significant Accounting Policies (Continued)**

There are no material uncertain tax positions that would require recognition in the financial statements, besides the amount disclosed above. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax would be reported as income taxes.

Financial Accounting Standards Board Accounting Standard Codification Topic 740, *Income Taxes*, requires the effects of changes in tax rates and laws on deferred tax balances to be recognized in the period in which the legislation is enacted. Since the income and losses of the Company are passed through to its stockholders, the Company concluded that there was no impact to the financial statements for the year ended December 31, 2022.

**Note 3 – Property and Equipment**

At December 31, 2022, property and equipment consisted of the following:

| | |
|---|---|
| Computer equipment and software | $ 48,515 |
| Equipment | 44,134 |
| Furniture and fixtures | 5,380 |
| Leasehold improvements | 6,912 |
| | 104,941 |
| Less: accumulated depreciation | (59,917) |
| Property and equipment, net | $ 45,024 |

Depreciation expense amounted to $15,034 for the year ended December 31, 2022.

**Note 4 – Stockholders' Equity**

*A. Common Stock*
The Articles of Organization, effective December 10, 1981, authorized 12,500 no par value common shares. As of December 31, 2022, there are 1,250 shares issued and outstanding.

**Note 5 – Related Party Transactions**

The Company receives all of its executive, compliance and general operations support from individuals who are employed and compensated by an affiliate of the Company under common ownership, Meridian Properties, Inc. ("MPI"). MPI also provides for the payment of certain direct expenses incurred by the Company on its operations. Such expenses paid by MPI on behalf of the Company are charged directly to the Company in accordance with its Expense Sharing & Management Agreement. The Company is not responsible for paying any expenses for which MPI is solely liable. Amounts due from MPI as of December 31, 2022 are comprised of (1) cash we advanced to net of amounts borrowed from MPI, offset by (2) specific expenses paid by MPI for our benefit and (3) common operating expenses allocated to us, if any.

For the year ended December 31, 2022, the amount of costs paid by MPI on the Company's behalf amounted to $6,629,019. The amount of cash transferred to MPI was $6,906,584.

The Company charges interest on the average monthly balance at the federal blended rate (1.40% for the year ended December 31, 2022). As of December 31, 2022, MPI owed the Company $163,633 including accrued interest of $2,084.

**MERIDIAN INVESTMENTS, INC.**
NOTES TO THE FINANCIAL STATEMENTS - continued
For the Year Ended December 31, 2022

**Note 6 – Commitments and Contingencies**

*A. Leasing Arrangements*
The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in several noncancelable operating leases, for office space, computers and other office equipment. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The Company's incremental borrowing rate utilized is 3.33%. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has obligations as a lessee for office space, computers, and other office equipment with initial noncancelable terms in excess of one year. The Company classified these leases as operating leases. These leases generally contain renewal options for periods ranging from two to three years. Because the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments.

In January 2018, the Company entered into a lease agreement for office space in Braintree, Massachusetts, which was intended to expire in February 2021 ("First Braintree lease"). In March 2020, the Braintree lease was terminated, and a new Braintree lease was signed which will expire in February 2023 ("Second Braintree lease"). Before termination the First Braintree lease had approximately $10,000 of lease costs during the year ended December 31, 2020. The First Braintree lease had approximately $44,000 of the right of use asset and operating lease liability written off. During the year ended December 31, 2022 the minimum lease payments on the Second Braintree lease were $2,202 a month. At the end of an original term, the Company has the option to extend the lease term for one additional three-year term. The Company recorded a operating lease right of use ("ROU") asset and corresponding operating lease liability of approximately $74,000 for the Second Braintree lease. For the Second Braintree lease, the Company's remaining ROU asset is approximately $4,000 and operating lease liability is approximately $5,000 as of December 31, 2022.

Through the Braintree office, the Company also leases multiple pieces of office equipment under month-to-month and long-term operating leases, with varying minimum monthly lease payments, expiring on various dates through 2023.

**Note 6 – Commitments and Contingencies (Continued)**
*A. Leasing Arrangements (Continued)*

In September 2017, the Company entered into a new lease agreement for office space in Bethesda, Maryland, which expires in February 2025. During the year ended December 31, 2022 the minimum lease payments were $8,524 a month. At the end of an original term in February 2025, the Company has the option to extend the lease term for one additional five-year term. The Company recorded a operating lease ROU asset and corresponding operating lease liability. The Company's remaining ROU asset is approximately $176,000 and operating lease liability is approximately $227,000 as of December 31, 2022.

In March 2019, the Company entered into a one –year lease agreement for office space in Chicago, Illinois (the "Chicago Lease"). The Chicago Lease expires on March 31, 2020, and renews annually as defined in the lease agreement. The Company opted to renew the lease for an additional one-year term. Monthly rental payments are $1,400. In November 2022, the Company entered into a new one-year lease agreement for office space in Chicago, Illinois (the "New Chicago Lease"). The new lease expires on October 31, 2023, and does not automatically renew at the end of the lease team. Monthly rental payments are $1,000. The Company adopted the practical expedient and elected not to apply the provisions of ASU 2016-02 to the Chicago lease due to the lease term being less than 12 months.

In March 2022, the Company entered into a one-year lease agreement for office space in Louisville, Kentucky (the "Louisville Lease"). The Louisville Lease expires on March 28, 2023 and renews annually as defined in the lease agreement. Monthly rental payments are $600. The Company adopted the practical expedient and elected not to apply the provisions of ASU 2016-02 to the Louisville lease due to the lease term being less than 12 months.

The components of lease cost for the year ended December 31, 2022 are as follows:

| | |
|---|---|
| Operating lease cost | $ 152,651 |
| Short term lease cost | 22,066 |
| Total lease cost | $ 174,717 |

Amounts reported in the statement of financial condition as of December 31, 2021 were as follows:

Operating leases:

| | |
|---|---|
| Operating lease right of use assets | $ 180,034 |
| Operating lease liabilities | 227,731 |

Operating information related to leases as of December 31, 2022 was as follows:

Supplemental cash flow information:

Cash paid for amounts included in the measurement of lease liabilities:

| | |
|---|---|
| Operating cash flow from operating leases | $ 118,979 |
| Weighted average remaining lease term for Operating leases: | 1.2 years |
| Weighted average discount rate for Operating leases: | 3.33% |

**Note 6 – Commitments and Contingencies (Continued)**
*A. Leasing Arrangements (Continued)*

Minimum lease payments for leases having initial terms in excess of one year for the next five years and in the aggregate, as of December 31, 2022, are as follows:

| Year Ended | Amount | |
|---|---|---|
| December 31, 2023 | $ | 111,114 |
| December 31, 2024 | | 109,610 |
| December 31, 2025 | | 18,630 |
| Total undiscounted lease payments | $ | 239,354 |
| Less imputed interest | | (11,623) |
| Total lease liabilities | $ | 227,731 |

**Note 7 – Concentrations of Credit**

*A. Credit Risk*
Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and accounts receivable. The Company has a potential concentration of credit risk in that it maintains deposits with financial institutions in excess of amounts insured by the Federal Deposit Insurance Corporation ("FDIC"). The maximum deposit insurance amount is $250,000, which is applied per depositor, per insured depository institution for each account ownership category.

*B. Market Risks*
The Company is engaged in the placement of tax-advantaged investments in affordable housing, alternative energy and renewable energy, in the United States. Substantially all of our income consists of fees earned from the sale of these tax-advantaged investments. Concentrations of market risk arise since the Company generates revenue from a limited number of sources. For the year ended December 31, 2022, the Company generated $7,864,317 of revenue from one customer that accounted for approximately 91% of the Company's total revenue for the year. The remaining $823,227 of recognized revenue came from three other customers for total revenue of $8,687,543 for the year.

**Note 8 – Net Capital Requirements**

The Company is a registered broker-dealer and, accordingly, is subject to SEC Uniform Net Capital Rule ("SEC Rule 15c3-1), which requires the Company to maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2022, the Company had net capital of $1,920,640, which was $1,914,909 in excess of the required net capital of $5,731. The Company's net capital ratio for December 31, 2022 was .04 to 1.

**Note 9 – 401(K) PLAN**

The Company maintains a qualified retirement plan under Internal Revenue Code 401(k) covering substantially all employees. Employer contributions for the year ended December 31, 2022 were $78,347.

**Note 10 – Subsequent Events**

The Company has evaluated all subsequent events through March 1, 2023, the date the financial statements were issued, and has determined that no significant subsequent events have occurred that would affect the information presented in the accompanying financial statements or require additional disclosure, except as disclosed in Note 1 – Nature of Business.

**MERIDIAN INVESTMENTS, INC.**

SUPPLEMENTAL INFORMATION

# MERIDIAN INVESTMENTS, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

YEAR ENDED DECEMBER 31, 2022

Schedule I

| | | |
|---|---|---|
| Total stockholders' equity | | $ 2,182,617 |
| Less: Non-allowable assets from the Statement of Financial Condition | | |
| Due from related party | | (163,633) |
| Property, furniture, equipment, net of accumulated depreciation and amortization | | (45,023) |
| Deposits and prepaid expenses | | (53,321) |
| Total Non-allowable assests | | (261,977) |
| Net capital before haircuts | | 1,920,640 |
| Less: haircuts | | - |
| Net capital | | $ 1,920,640 |
| Minimum net capital requirement: | | |
| Greater of 6.66% of total aggregate indebtedness | 5,731 | |
| or minimum dollar net capital requirement | 5,000 | 5,731 |
| Excess net capital | | $ 1,914,909 |
| Aggregate indebtedness | | $ 85,969 |
| Percentage of aggregate indebtedness to net capital | | 4% |

There were no material reconciling items per this report and the most recent quarterly filing dated, February 22, 2023, by the Company of Part II of the Focus Report with respect to the computation of the Net Capital under Rule 15c3-1.

See report of independent registered public accounting firm

# MERIDIAN INVESTMENTS, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3

YEAR ENDED DECEMBER 31, 2022

Schedule II

The reserve requirements under Rule 15c3-3 is not applicable, as the Company does not hold customer funds or securities and the Company's activities are limited to those contemplated by footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240. 17a-5.

See report of independent registered public accounting firm

# MERIDIAN INVESTMENTS, INC.
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15C3-3

YEAR ENDED DECEMBER 31, 2022

Schedule III

Information for possession or control requirements is not applicable, as the Company does not hold customer funds or securities and the Company's activities are limited to those contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240. 17a-5.

See report of independent registered public accounting firm

MARCUM
ACCOUNTANTS ▲ ADVISORS

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Meridian Investments, Inc.

We have reviewed management's statements, included in the accompanying Meridian Investments, Inc.'s Exemption Report in which (1) Meridian Investments, Inc. (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Meridian Investments, Inc.'s Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively engaging solely in activities permitted for capital acquisition brokers ("CAB") as defined in FINRA's CAB rules and approved for membership in FINRA as a CAB. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Meridian Investment, Inc's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Meridian Investment, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, and related SEC Staff Frequently Asked Questions.

Marcum LLP

Boston, Massachusetts
March 1, 2023



Marcum LLP ▪ 53 State St ▪ 17th Floor ▪ Boston, MA 02109 ▪ Phone 617.807.5000 ▪ www.marcumllp.com

**MERIDIAN INVESTMENTS, INC.'S EXEMPTION REPORT**

Meridian Investments, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240. 17a-5 because the Company limits its business activities exclusively to engaging solely in activities permitted for capital acquisition brokers ("CAB") as defined in FINRA's CAB rules and approved for membership in FINRA as a CAB, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

MERIDIAN INVESTMENTS, INC.

Meridian Investments, Inc.

I, Jeremiah J. McDermott, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: President

March 1, 2023

**SIPC-7** (36-REV 12/18)

**SIPC-7** (36-REV 12/18)

# SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

## General Assessment Reconciliation

For the fiscal year ended 12/31/2022

(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

29124 FINRA DEC
Meridian Investments, Inc.
35 Braintree Hill Office Park
Suite 301
Braintree, MA 02184

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Kimberly Payne 617 249-1002

2. A. General Assessment (item 2e from page 2) $0.00

B. Less payment made with SIPC-6 filed (exclude interest) ( )

Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $0.00

G. PAYMENT: √ the box
Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☐
Total (must be same as F above) $

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Meridian Investments, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Controller
(Title)

Dated the 6 day of January, 20 2023.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

**SIPC REVIEWER**

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

## DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 01/01/2022 and ending 12/31/2022

| Item No. | Eliminate cents |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $8,687,543 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): 100% of Meridian revenue is derived from Reg.D Private Placements (Deductions in excess of $100,000 require documentation) | 8,687,543 |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ | |
| Enter the greater of line (i) or (ii) | |
| Total deductions | 8,687,543 |
| 2d. SIPC Net Operating Revenues | $0.00 |
| 2e. General Assessment @ .0015 | $0.00 |

(to page 1, line 2.A.)